PROSPECTUS
                                               Filed Pursuant to Rule 424(b)(4)
                                               File No. 333-11985
                                 600,000 SHARES

                        NORTH FORK BANCORPORATION, INC.
                                  COMMON STOCK
                            ------------------------
     All of the 600,000 shares of common stock, par value $2.50 per share (the "Common Stock"), of North Fork Bancorporation, Inc. ("North Fork"), a Delaware corporation, being offered hereby are being sold by North Fork. The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "NFB." The last reported sale price of the Common Stock on December 17, 1996 as reported by the NYSE was $34.00 per share.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A
   BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT
     INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                            ------------------------

-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                                                          UNDERWRITING
                                      PRICE TO            DISCOUNTS AND          PROCEEDS TO
                                       PUBLIC            COMMISSIONS(1)         NORTH FORK(2)
-------------------------------------------------------------------------------------------------
Per Share......................        $33.875                $1.05                $32.825
-------------------------------------------------------------------------------------------------
Total..........................      $20,325,000            $630,000             $19,695,000
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

(1) North Fork has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses of the offering payable by North Fork estimated at $241,336.

     The shares of Common Stock are offered by the Underwriter, subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriter and to certain further conditions. It is expected that delivery of the shares of Common Stock offered hereby will be made to the Underwriter on behalf of the purchasers in this offering on or about December 20, 1996.

                            ------------------------

                         KEEFE, BRUYETTE & WOODS, INC.
                            ------------------------
                The date of this Prospectus is December 17, 1996

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     North Fork is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by North Fork with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates or from the Web Site maintained by the Commission at "http://www.sec.gov.". In addition, material filed by North Fork can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     North Fork has filed with the Commission a Registration Statement on Form S-3 (together with any amendments thereof, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities to be offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto. Such additional information may be inspected and copied as set forth above. Statements contained in this Prospectus or in any document incorporated by reference in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission by North Fork (File No. 0-10280) are incorporated by reference in this Prospectus:

          1. North Fork's Annual Report on Form 10-K for the fiscal year ended December 31, 1995 (the "1995 Form 10-K").

          2. North Fork's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

          3. North Fork's Current Reports on Form 8-K, dated March 15, 1996 (as amended by a Form 8-K/A), July 15, 1996, September 12, 1996, October 10, 1996 and December 17, 1996.

          4. The description of North Fork Common Stock and North Fork Series A Junior Participating Preferred Stock and Preferred Stock Purchase Rights set forth in North Fork's registration statements filed by North Fork pursuant to Section 12 of the Exchange Act including any amendment or report filed for purposes of updating any such description.

          5. The portions of North Fork's Proxy Statement for the Annual Meeting of Stockholders held on April 23, 1996 that have been incorporated by reference in the 1995 Form 10-K.

          6. The Joint Proxy Statement/Prospectus of North Fork and North Side, dated October 4, 1996, relating to the Merger (the "Joint Proxy Statement/Prospectus") other than the sections entitled
     "Summary -- Selected Historical Financial Information", "Summary -- Pro Forma Combined Selected Historical Financial Information",
     "Summary -- Selected Financial Ratios", "Summary -- Comparative Per Share Data", "Pro Forma Condensed Combined Financial Statements", "Opinions of Financial Advisors" and the annexes to such Joint Proxy Statement/Prospectus.

     All documents and reports filed by North Fork pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the dates of filing of such documents or reports. Any statement contained in a document or report incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document or report which also is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available, without charge, to any person to whom this Prospectus is delivered, upon written or oral request, directed to North Fork Bancorporation, Inc., 275 Broad Hollow Road, Melville, New York 11747, Attention: Anthony Abate, Secretary, telephone number (516) 844-1004.

     THIS PROSPECTUS AND THE JOINT PROXY STATEMENT/PROSPECTUS INCORPORATED BY REFERENCE HEREIN CONTAIN CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF NORTH FORK FOLLOWING THE CONSUMMATION OF THE MERGER, INCLUDING STATEMENTS RELATING TO: (A) THE COST SAVINGS AND REVENUE ENHANCEMENTS THAT ARE EXPECTED TO BE REALIZED FROM THE MERGER AND (B) PROJECTED 1997 EARNINGS PER SHARE. SEE "THE MERGER -- OPERATIONS FOLLOWING THE MERGER." FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COST SAVINGS OR REVENUE ENHANCEMENTS FROM THE MERGER CANNOT BE FULLY REALIZED; (2) DEPOSIT ATTRITION, CUSTOMER LOSS OR REVENUE LOSS FOLLOWING THE MERGER IS GREATER THAN EXPECTED; (3) COMPETITIVE PRESSURE IN THE BANKING AND FINANCIAL SERVICES INDUSTRY INCREASES SIGNIFICANTLY; (4) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE MARGINS; AND
(5) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN THE STATE OF NEW YORK, ARE LESS FAVORABLE THAN EXPECTED.

                                   NORTH FORK

     North Fork. North Fork, with its executive headquarters located in Melville, New York, is a bank holding company organized under the laws of the State of Delaware in 1980 and registered under the Bank Holding Company Act of 1956, as amended. North Fork's primary subsidiary, North Fork Bank, operates 65 retail banking facilities throughout Suffolk, Nassau, New York, Queens, Westchester and Rockland Counties of New York. North Fork, through North Fork Bank, provides a variety of banking and financial services to middle market and small business organizations, local government units, and retail customers in the metropolitan New York area.

     During the first quarter of 1996, North Fork Bank consummated the acquisition of the domestic commercial banking business of Extebank, which at closing had approximately $388 million in assets and $348 million in deposits, for $47 million in cash. During such quarter, North Fork Bank also consummated the acquisition of ten Long Island branches of First Nationwide Bank, with approximately $572 million in deposits, at a deposit premium of 6.35%.

     North Fork recognized net income of $44.8 million, or $1.81 per share for the first nine months of 1996, which includes a nonrecurring, after-tax charge of $5 million, or $.20 cents per share, associated with the recapitalization of the Savings Association Insurance Fund ("SAIF") which resulted in a return on average total assets and return on average stockholders' equity of 1.54% and 19.48%. This compares to net income of $38.7 million, or $1.59 per share earned in the comparable 1995 period. It is expected that deposit insurance costs will be reduced, in the future, as a result of the SAIF recapitalization. Net income excluding the SAIF charge in the nine month period ended September 30, 1996 would have been $49.8 million or $2.01 per share which would have resulted in a return on average total assets and return on average stockholders' equity of 1.72% and 21.66%, respectively, as compared to 1.82% and 18.71%, respectively, for the prior year period.

     At September 30, 1996, North Fork had assets of $4.1 billion, deposits of $3.2 billion and stockholders' equity of $314 million. The principal executive offices of North Fork are located at 275 Broad Hollow Road, Melville, New York 11747 and its telephone number is (516) 844-1004.

     For additional information about North Fork, reference is made to the 1995 Form 10-K which is incorporated herein by reference. See "AVAILABLE INFORMATION" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                   SELECTED HISTORICAL FINANCIAL INFORMATION
                                  (UNAUDITED)

     The following summary historical consolidated financial information (unaudited) has been derived from, and should be read in conjunction with, the historical financial statements of North Fork, including the related notes thereto incorporated by reference in this Prospectus. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

                        NORTH FORK BANCORPORATION, INC.

                   SELECTED HISTORICAL FINANCIAL INFORMATION
                                  (UNAUDITED)
              (in thousands, except ratios and per share amounts)

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                           YEARS ENDED DECEMBER 31,
                              -----------------------   --------------------------------------------------------------
                               1996(1)        1995         1995         1994         1993         1992         1991
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------
CONSOLIDATED SUMMARY OF
  OPERATIONS:
  Interest income............ $  216,248   $  164,384   $  226,398   $  203,733   $  191,630   $  210,780   $  225,855
  Interest expense...........     85,564       60,346       85,162       71,227       73,169      105,714      136,464
                              ----------    ---------    ---------    ---------    ---------    ---------    ---------
  Net interest income........    130,684      104,038      141,236      132,506      118,461      105,066       89,391
                              ----------    ---------    ---------    ---------    ---------    ---------    ---------
  Provision for loan
    losses...................      4,500        6,000        9,000        3,275       10,300       23,775       66,625
  Non-interest income........     20,583       15,550       20,942       19,020       18,938       16,860       13,399
  Net security
    gains/(losses)...........      2,428        3,173        6,379       (9,211)       1,457        9,547        9,052
  Other real estate
    expense..................      1,052           41          255        3,651       13,971       16,358       10,663
  Merger and related
    restructure charges......         --           --           --       14,338           --        1,200           --
  Non-interest expense.......     65,132       49,843       68,588       74,453       71,962       72,104       62,663
  SAIF recapitalization
    charge(3)................      8,350           --           --           --           --           --           --
                              ----------    ---------    ---------    ---------    ---------    ---------    ---------
  Income/(loss) before income
    taxes....................     74,661       66,877       90,714       46,598       42,623       18,036      (28,109)
  Provision/(benefit) for
    income taxes.............     29,825       28,195       38,479       16,926       16,976        8,609         (164)
                              ----------    ---------    ---------    ---------    ---------    ---------    ---------
  Net income/(loss).......... $   44,836   $   38,682   $   52,235   $   29,672   $   25,647   $    9,427   $  (27,945)
                              ==========    =========    =========    =========    =========    =========    =========
  Weighted average common
    shares outstanding(2)....     24,759       24,391       24,554       23,763       23,242       19,689       18,490
  Common shares outstanding
    at period end............     24,144       24,807       24,843       23,047       22,446       20,171       19,086
CONSOLIDATED PER SHARE DATA:
  Earnings/(loss)
    per share(2)(3).......... $     1.81   $     1.59   $     2.13   $     1.25   $     1.10   $     0.48   $    (1.51)
  Cash dividends declared.... $     0.60   $     0.40   $      .55   $      .35           --           --   $      .34
  Dividend payout ratio......         33%          25%          26%          28%          --           --           --
  Stated Book value at
    period-end............... $    12.99   $    12.06   $    12.47   $    11.06   $    10.08   $     9.08   $     8.71
  Tangible Book value at
    period-end............... $     9.53   $    10.98   $    11.40   $    10.10   $     8.91   $     7.70   $     7.18
CONSOLIDATED BALANCE SHEET
  DATA AT PERIOD END:
  Securities Available-for-
    Sale(4).................. $1,060,885   $  463,081   $  814,485   $  141,805   $  200,219   $  338,841   $  415,276
  Securities
    Held-to-Maturity.........    369,853      546,355      342,143      631,492      771,648      319,286       25,714
  Loans, net of unearned
    income and fees..........  2,399,617    1,920,008    1,966,440    1,814,037    1,740,778    1,807,119    1,987,560
  Allowance for loan
    losses...................     48,912       51,222       50,210       50,069       56,556       69,583       63,722
  Intangibles................     83,458       26,896       26,633       22,208       26,239       27,834       29,450
  Total assets...............  4,098,519    3,105,035    3,303,311    2,717,776    2,884,375    2,691,011    2,854,876
  Deposits...................  3,238,369    2,504,119    2,535,460    2,342,887    2,348,545    2,387,368    2,503,661
  Borrowings.................    474,807      185,938      401,369       70,000      268,643       41,200       27,366
  Senior notes payable.......     25,000       25,000       25,000       25,000       20,000       40,000       40,000
  Stockholders' equity....... $  313,665   $  299,192   $  309,845   $  254,923   $  226,310   $  183,147   $  166,475

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                           YEARS ENDED DECEMBER 31,
                               1996(1)        1995         1995         1994         1993         1992         1991
                              ----------   ---------    ---------    ---------    ---------    ---------    ---------
CONSOLIDATED AVERAGE BALANCE
  SHEET DATA:
  Securities................. $1,389,526   $  788,291   $  857,302   $  968,908   $  869,792   $  544,966   $  450,831
  Loans, net of unearned
    income and fees..........  2,207,681    1,873,141    1,893,654    1,773,088    1,735,122    1,906,438    1,884,440
  Total assets...............  3,878,257    2,838,347    2,928,773    2,933,943    2,820,491    2,782,480    2,542,179
  Deposits...................  2,515,422    2,056,765    2,464,776    2,363,965    2,363,652    2,467,494    2,172,622
  Total borrowings...........    416,673       78,765      137,893      293,732      213,078      112,758      146,797
  Stockholders' equity....... $  307,402   $  276,439   $  283,024   $  244,759   $  210,345   $  169,155   $  191,749
SELECTED FINANCIAL RATIOS:
  Return on Average Total
    Assets(3)................       1.54%        1.82%        1.78%        1.01%         .91%         .34%       (1.10)%
  Return on Average Total
    Stockholders'
    Equity(3)................      19.48%       18.71%       18.46%       12.12%       12.19%        5.57%      (14.57)%
  Net Interest Margin........       4.93%        5.26%        5.18%        4.81%        4.48%        4.03%        3.90%
  Tier 1 Capital Ratio.......      10.13%       15.83%       15.50%       14.94%       12.06%        9.28%        7.30%
  Risk Adjusted
    Capital Ratio............      11.39%       17.10%       16.77%       16.22%       13.34%       10.65%        8.84%
  Leverage Ratio.............       5.86%        9.26%        8.86%        8.40%        6.88%        5.83%        4.85%
  Allowance for Loan Losses
    to Net Loans.............       2.04%        2.67%        2.55%        2.76%        3.25%        3.85%        3.21%
  Allowance for Loan Losses/
    Nonperforming Loans......        240%         122%         154%         119%          96%          54%          44%
  Net Charge-Offs to Average
    Net Loans................       0.54%        0.38%         .49%         .57%        1.34%         .94%        2.88%
  Nonperforming Assets to
    Total Assets.............       0.53%        1.43%        1.13%        1.73%        2.43%        5.19%        5.76%

---------------

(1) In March 1996, North Fork completed its purchase of the domestic commercial banking business of Extebank, and the ten Long Island banking branches of First Nationwide Bank. As a result of these acquisitions, North Fork added approximately $200 million in net loans and $920 million in deposit liabilities. The intangibles created in the aforementioned transactions aggregated approximately $60 million.

(2) North Fork's historical earnings per share for the nine months ended September 30, 1996 and 1995 and for the five years ended December 31, 1995, were based on weighted average common shares outstanding as dilution from potentially dilutive common stock equivalents was less than 3% for each period.

(3) Net income for the nine months ended September 30, 1996, excluding the nonrecurring SAIF recapitalizaton charge, would have been approximately $49.8 million, or $2.01 per share. Return on average total assets and return on average total stockholders' equity, excluding the nonrecurring SAIF recapitalization charge, was 1.72% and 21.66%, respectively.

(4) Effective January 1, 1994, North Fork adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Statement requires that securities available-for-sale be reported at fair value, with unrealized gains and losses reflected as a separate component of stockholders' equity. Prior to 1994, these securities were included in the Held-for-Sale category and carried at the lower of cost or market with unrealized losses or gains included in net income.

                                   THE MERGER

GENERAL

     On July 15, 1996, North Fork and North Side Savings Bank ("North Side") entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which North Side will merge with and into North Fork Bank (the "Merger"), with North Fork Bank surviving the Merger as a wholly owned subsidiary of North Fork. The Merger Agreement provides that upon consummation of the Merger, each issued and outstanding share of common stock, par value $1.00 per share, of North Side (the "North Side Common Stock"), except for shares held directly or indirectly by North Side or North Fork (other than shares held by North Fork or North Side in a fiduciary capacity or in respect of a debt previously contracted) and shares of North Side Common Stock as to which the holder thereof shall have exercised dissenter's rights, will be converted into and exchangeable for 1.556 shares (the "Exchange Ratio") of Common Stock.

     It is expected that the Merger will be accounted for as a pooling of interests. See "-- Conditions to the Merger" below. The shares of Common Stock being offered hereby will be reissued out of North Fork's treasury in order that the Merger will not fail to qualify for pooling of interests accounting treatment by virtue of the number of shares of Common Stock held by North Fork in treasury.

OPERATIONS FOLLOWING THE MERGER

     North Fork expects to achieve significant cost savings subsequent to the Merger. The cost savings are expected to be derived from reductions in personnel, elimination of one branch location located in a community in which both North Fork and North Side branches are located, the integration of North Side's data processing operations with those of North Fork, and the integration of other facilities and back office operations. Further, because North Side will be merged with and into North Fork Bank, the costs associated with operating as a publicly held entity will also be eliminated. The aggregate annual pre-tax cost savings are estimated to range between $8 million and $11 million. Management of North Fork believes that realization of these cost savings will occur by the end of the first quarter following consummation of the Merger. There can be no assurance that all of the potential cost savings will be realized or that they will be realized in the time frame currently estimated or thereafter. Such realization will depend upon, among other things, the regulatory and economic environment, business changes implemented by North Fork management and other factors, certain of which are beyond the control of North Fork. A summary and expected range of cost savings follows:

                                                                       EXPECTED RANGE OF
                                                                            SAVINGS
                                                                       -----------------
        ($ in millions)
        Compensation.................................................    $4.5 to $ 6.0
        Occupancy and Equipment......................................    $0.9 to $ 1.5
        Other Operating Expense......................................    $2.6 to $ 3.5
                                                                         -------------
        Total Savings................................................    $8.0 to $11.0

     In addition, North Fork believes, based on its previous experience in acquiring savings banks and branches of savings banks, that revenue enhancement opportunities exist with the offering of commercial bank products to North Side's customers and the communities North Side serves. These products include but are not limited to a variety of demand deposit accounts, discount brokerage, investment management and trust services, cash management, annuity and mutual fund products and commercial and installment loans to small and midsize businesses. Management of North Fork estimates that annual revenue enhancements resulting from the Merger could approximate $11 million, on a pre-tax basis. The amounts and realization of any additional revenues will depend upon a number of factors including, but not limited to, competition, the economic environment and regulatory requirements, which are all beyond the control of North Fork.

     Based on the above-described estimated cost savings and revenue enhancements which could be realized in connection with the Merger, North Fork believes that the Merger will be accretive to earnings per share in 1997 by approximately $.28 per share relative to consensus Wall Street analyst estimates (made prior to announcement of the proposed Merger) as compiled by Zacks Investment Research, a public supplier of such information, of $2.96 per share, exclusive of the one-time merger and restructuring charge expected to be incurred in connection with the Merger. The table below sets forth in more detail North Fork's estimated 1997 earnings per share.

                                                               AFTER TAX      OUTSTANDING
                                                               EARNINGS*        SHARES         EPS
                                                               ----------     -----------     -----
(in thousands, except earnings per share amounts)
North Fork...................................................    $ 72,100        24,314       $2.96
North Side...................................................    $ 20,100            --          --
Pro Forma Combined...........................................    $ 92,200        32,358       $2.85
Estimated Cost Savings.......................................    $  5,900
Pro Forma Combined with Cost Savings.........................    $ 98,100        32,358       $3.03
Estimated Revenue Enhancements
Increase in Non-Interest Income..............................    $  1,730                     $0.05
Demand Deposit Generation....................................    $  1,270                     $0.04
Additional Margin for Loan Growth............................    $  3,600                     $0.12
(average of $300 million)
Pro Forma with Revenue Growth................................    $104,700        32,358       $3.24

---------------

* Assumes an effective tax rate of 40%.

     A nonrecurring merger and restructuring charge ranging from $13.3 million to $16.7 million, net of tax, will be incurred upon consummation of the Merger. For additional information concerning such charge, see the notes to the "PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)."

     For additional factors that could cause actual results to differ materially from the estimates described above, see the additional disclosure contained in "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE." Additional information concerning the Merger is contained in this Prospectus and included in documents incorporated by reference herein. See "PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)" and "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

CONDITIONS TO THE MERGER

     Consummation of the Merger is subject to various conditions, including receipt of the approvals of North Fork's and North Side's shareholders and all necessary regulatory approvals and the expiration of any waiting periods in respect thereof. On November 18, 1996, the shareholders of each of North Fork and North Side approved the Merger. The Merger was approved by the New York State Banking Department on December 3, 1996 and by the Federal Deposit Insurance Corporation on December 13, 1996. Consummation of the Merger is also subject to receipt of opinions of counsel regarding certain tax aspects of the Merger, receipt of a letter from North Fork's independent auditors that the Merger qualifies for pooling of interests accounting treatment and satisfaction of other customary closing conditions. No assurance can be provided as to whether all other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. The sale of the shares offered hereby will occur prior to the closing of the Merger and it is not a condition of such sale that all of the conditions to the Merger shall have been satisfied or waived prior to such sale. In the event that all of the conditions to the Merger are not satisfied or waived, the Merger will not be completed.

                          PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS
                                  (UNAUDITED)

     The following statements set forth certain selected condensed financial information for North Fork and North Side on an unaudited pro forma combined basis giving effect to the Merger as if the Merger had become effective on September 30, 1996, in the case of the balance sheet information presented, and as if the Merger had become effective at the beginning of the periods indicated, in the case of the income statement information presented. The pro forma information in the statements assumes that the Merger is accounted for using the pooling of interests method of accounting. Financial information for the nine months ended September 30, 1996 and 1995 combine North Fork and North Side with North Side's interim results presented to coincide with the reporting period of North Fork. These statements should be read in conjunction with, and are qualified in their entirety by, the historical financial statements, including the notes thereto, of North Fork and North Side incorporated by reference herein. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."

     The pro forma condensed combined financial statements do not give effect to the anticipated cost savings and revenue enhancement opportunities that could result from the Merger (see "THE MERGER -- Operations Following the Merger"), and do not purport to be indicative of the combined financial position or results of operations of future periods or indicative of the results that would have occurred had the Merger been consummated on September 30, 1996 or at the beginning of the periods indicated.

           NORTH FORK BANCORPORATION, INC. -- NORTH SIDE SAVINGS BANK

                   PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                  (UNAUDITED)
                               SEPTEMBER 30, 1996
                             (Dollars in thousands)

                                                                            PRO FORMA               NORTH FORK
                                                 NORTH FORK   NORTH SIDE   ADJUSTMENTS              PRO FORMA
                                                 ----------   ----------   ------------             ----------
(in thousands, except per share amounts)
ASSETS
Cash and Due from Banks........................  $  125,803   $   12,778                            $  138,581
Money Market Investments.......................          --       17,142                                17,142
Securities:
  Available-for-Sale...........................   1,060,885      347,374        7,826 (2)(3)         1,416,085
  Held-to-Maturity.............................     369,853      660,867                             1,030,720
                                                 ----------   ----------     --------               ----------
  Total Securities.............................   1,430,738    1,008,241        7,826                2,446,805
                                                 ----------   ----------     --------               ----------
Loans, net of Unearned Income and Fees.........   2,399,617      569,230                             2,968,847
  Allowance for Loan Losses....................      48,912        5,786                                54,698
                                                 ----------   ----------     --------               ----------
  Net Loans....................................   2,350,705      563,444           --                2,914,149
                                                 ----------   ----------     --------               ----------
Premises and Equipment, Net....................      53,417       14,528                                67,945
Intangibles....................................      83,458        1,079                                84,537
Other Real Estate..............................       1,346        2,405                                 3,751
Other Assets...................................      53,052       19,465        6,824 (2)(5)(6)         79,341
                                                 ----------   ----------     --------               ----------
          Total Assets.........................  $4,098,519   $1,639,082     $ 14,650               $5,752,251
                                                 ==========   ==========     ========               ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Non-Interest Bearing Deposits..................  $  644,710   $   40,459                            $  685,169
Interest Bearing Deposits......................   2,593,659    1,171,774                             3,765,433
                                                 ----------   ----------     --------               ----------
  Total Deposits...............................   3,238,369    1,212,233           --                4,450,602
                                                 ----------   ----------     --------               ----------
Other Borrowings...............................     474,807      286,000                               760,807
Senior Note Payable............................      25,000           --                                25,000
Accrued Expenses and Other Liabilities.........      46,678       13,319       22,000 (5)               81,997
                                                 ----------   ----------     --------               ----------
          Total Liabilities....................   3,784,854    1,511,552       22,000                5,318,406
                                                 ----------   ----------     --------               ----------
STOCKHOLDERS' EQUITY
Preferred Stock................................          --           --                                    --
Common Stock...................................      62,621        4,854       13,089 (2)               80,564
Additional Paid in Capital.....................     105,198       87,914      (16,793)(2)(3)           176,319
Retained Earnings..............................     175,001       37,136      (16,960)(5)(6)           195,177
Unrealized Losses on Securities
  Available-for-Sale, net of taxes.............      (5,333)      (1,941)      (1,791)(2)               (9,065)
Deferred Compensation..........................      (1,702)        (433)         433 (6)               (1,702)
Treasury Stock.................................     (22,120)          --       14,672 (3)               (7,448)
                                                 ----------   ----------     --------               ----------
          Total Stockholders' Equity...........     313,665      127,530       (7,350)                 433,845
                                                 ----------   ----------     --------               ----------
          Total Liabilities and Stockholders'
            Equity.............................  $4,098,519   $1,639,082     $ 14,650               $5,752,251
                                                 ==========   ==========     ========               ==========

                                                                                                    NORTH FORK
                                                 NORTH FORK                                         PRO FORMA
                                                 ----------                                         ----------
SELECTED CAPITAL RATIOS
Tier 1 Capital Ratio...........................      10.13%                                             11.67%
Risk Adjusted Capital Ratio....................      11.39%                                             12.82%
Leverage Ratio.................................       5.86%                                              6.28%

 See "NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)."

           NORTH FORK BANCORPORATION, INC. -- NORTH SIDE SAVINGS BANK

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1996
                    (in thousands, except per share amounts)

                                                                                                     NORTH FORK
                                                                NORTH FORK(7)      NORTH SIDE(1)     PRO FORMA
                                                                --------------     -------------     ----------
Interest Income...............................................     $216,248          $  83,642        $299,890
Interest Expense..............................................       85,564             45,195         130,759
                                                                   --------            -------        --------
  Net Interest Income.........................................      130,684             38,447         169,131
Provision for Loan Losses.....................................        4,500                600           5,100
                                                                   --------            -------        --------
  Net Interest Income after Provision for Loan Losses.........      126,184             37,847         164,031
Non-Interest Income...........................................       20,583              1,610          22,193
Net Security Gains............................................        2,428                540           2,968
Other Real Estate Expense.....................................        1,052               (177)            875
Non-Interest Expense..........................................       65,132             16,865          81,997
SAIF Recapitalization Charge(8)...............................        8,350                 --           8,350
                                                                   --------            -------        --------
  Income before Income Taxes..................................       74,661             23,309          97,970
Provision for Income Taxes....................................       29,825              9,792          39,617
                                                                   --------            -------        --------
  Net Income(8)...............................................     $ 44,836          $  13,517        $ 58,353
                                                                   ========            =======        ========
Pro Forma Weighted Average Shares Outstanding(4)..............       24,759              5,001          32,541
Earnings Per Share(8).........................................        $1.81              $2.70           $1.79

 See "NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)."

           NORTH FORK BANCORPORATION, INC. -- NORTH SIDE SAVINGS BANK

                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
 FOR THE YEAR ENDED DECEMBER 31, 1995 FOR NORTH FORK AND SEPTEMBER 30, 1995 FOR
                                   NORTH SIDE
                    (in thousands, except per share amounts)

                                                                                                     NORTH FORK
                                                                NORTH FORK(7)       NORTH SIDE       PRO FORMA
                                                                --------------     -------------     ----------
Interest Income...............................................     $226,398          $ 105,775        $332,173
Interest Expense..............................................       85,162             55,230         140,392
                                                                   --------           --------        --------
  Net Interest Income.........................................      141,236             50,545         191,781
Provision for Loan Losses.....................................        9,000              2,825          11,825
                                                                   --------           --------        --------
  Net Interest Income after Provision for Loan Losses.........      132,236             47,720         179,956
Non-Interest Income...........................................       20,942              2,461          23,403
Net Security Gains............................................        6,379                355           6,734
Other Real Estate Expense.....................................          255              1,000           1,255
Non-Interest Expense..........................................       68,588             23,058          91,646
                                                                   --------           --------        --------
  Income before Income Taxes..................................       90,714             26,478         117,192
Provision for Income Taxes....................................       38,479             11,371          49,850
                                                                   --------           --------        --------
  Net Income..................................................     $ 52,235          $  15,107        $ 67,342
                                                                   ========           ========        ========
Pro Forma Weighted Average Shares Outstanding(4)..............       24,554              4,785          31,999
Earnings Per Share............................................        $2.13              $3.15           $2.10

 See "NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)."

           NORTH FORK BANCORPORATION, INC. -- NORTH SIDE SAVINGS BANK
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
 FOR THE YEAR ENDED DECEMBER 31, 1994 FOR NORTH FORK AND SEPTEMBER 30, 1994 FOR
                                   NORTH SIDE
                    (in thousands, except per share amounts)

                                                                                                     NORTH FORK
                                                                  NORTH FORK        NORTH SIDE       PRO FORMA
                                                                --------------     -------------     ----------
Interest Income...............................................     $203,733          $  90,931        $294,664
Interest Expense..............................................       71,227             41,349         112,576
                                                                    -------             ------         -------
  Net Interest Income.........................................      132,506             49,582         182,088
Provision for Loan Losses.....................................        3,275              3,550           6,825
                                                                    -------             ------         -------
  Net Interest Income after Provision for Loan Losses.........      129,231             46,032         175,263
Non-Interest Income...........................................       19,020              2,928          21,948
Net Security Losses...........................................       (9,211)                --          (9,211)
Other Real Estate Expense.....................................        3,651              1,278           4,929
Merger and Related Restructure Charges........................       14,338                 --          14,338
Non-Interest Expense..........................................       74,453             24,739          99,192
                                                                    -------             ------         -------
  Income before Income Taxes..................................       46,598             22,943          69,541
Provision for Income Taxes....................................       16,926              9,576          26,502
                                                                    -------             ------         -------
  Net Income..................................................     $ 29,672          $  13,367        $ 43,039
                                                                    =======             ======         =======
Pro Forma Weighted Average Shares Outstanding(4)..............       23,763              4,751          31,156
Earnings Per Share............................................        $1.25              $2.82           $1.38

 See "NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)."


           NORTH FORK BANCORPORATION, INC. -- NORTH SIDE SAVINGS BANK
                PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME
                                  (UNAUDITED)
 FOR THE YEAR ENDED DECEMBER 31, 1993 FOR NORTH FORK AND SEPTEMBER 30, 1993 FOR
                                   NORTH SIDE
                    (in thousands, except per share amounts)

                                                                                                     NORTH FORK
                                                                  NORTH FORK        NORTH SIDE       PRO FORMA
                                                                --------------     -------------     ----------
Interest Income...............................................     $191,630          $  97,415        $289,045
Interest Expense..............................................       73,169             43,984         117,153
                                                                    -------             ------         -------
  Net Interest Income.........................................      118,461             53,431         171,892
Provision for Loan Losses.....................................       10,300             16,308          26,608
                                                                    -------             ------         -------
  Net Interest Income after Provision for Loan Losses.........      108,161             37,123         145,284
Non-Interest Income...........................................       18,938              2,930          21,868
Net Security Gains/(Losses)...................................        1,457               (136)          1,321
Other Real Estate Expense.....................................       13,971             11,275          25,246
Net Loss on Disposition of Assets.............................           --             11,063          11,063
Non-Interest Expense..........................................       71,962             37,320         109,282
                                                                    -------             ------         -------
  Income/(Loss) before Income Taxes...........................       42,623            (19,741)         22,882
Provision/(Benefit) for Income Taxes..........................       16,976             (3,961)         13,015
                                                                    -------             ------         -------
  Income/(Loss) before Cumulative Effect of Accounting
     Changes..................................................       25,647            (15,780)          9,867
                                                                    -------             ------         -------
Pro Forma Weighted Average Shares Outstanding(4)..............       23,242              4,705          30,563
Earnings/(Loss) Per Share before Cumulative Effect of
  Accounting Changes..........................................        $1.10             $(3.35)          $0.32

 See "NOTES TO PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)."

                      NORTH FORK BANCORPORATION, INC. AND
                            NORTH SIDE SAVINGS BANK

                     NOTES TO PRO FORMA CONDENSED COMBINED
                        FINANCIAL STATEMENTS (UNAUDITED)

(1) The pro forma financial information presented has been prepared in conformity with generally accepted accounting principles and prevailing practices within the financial services industry. Under generally accepted accounting principals ("GAAP") the assets and liabilities of North Side will be combined with those of North Fork at book value. In addition, the statements of income for North Side will be combined with North Fork as of the earliest period presented. Certain reclassifications have been included in the pro forma financial statements to conform to North Fork's presentation. North Fork utilizes a fiscal year which ends on December 31 for reporting purposes, whereas North Side uses a fiscal year which ends on September 30 for such purposes. The unaudited condensed combined statements of income for 1995, 1994, and 1993 combine North Fork and North Side at their respective year-end periods. The unaudited condensed combined statement of income for the nine-month periods ended September 30, 1996 and 1995 include North Side for the nine months then ended to conform with the reporting periods of North Fork. Summary unaudited operating results for North Side in the three-months ended December 31, 1995 and 1994, have not been included in the unaudited pro forma condensed combined financial statements and are presented in the following table.

                                                                   THREE MONTHS ENDED
                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1995        1994
                                                                   -------     -------
                                                                       (UNAUDITED)
        Interest Income........................................    $27,600     $25,234
        Interest Expense.......................................     15,105      12,366
        Net interest income....................................     12,495      12,868
        Net income.............................................      5,834       3,594
        Earnings per share.....................................    $  1.22     $   .75

(2) Pro forma adjustments to common stock and additional paid-in capital, at September 30, 1996, reflect the Merger accounted for as a pooling-of-interests, through: the exchange of 7,177,350 shares of Common Stock at September 30, 1996 (using the Exchange Ratio of 1.556) for 4,612,693 actual outstanding shares of North Side (which excludes 241,000 shares of North Side Common Stock held by North Fork at an average per share cost of $35.21 as of such date, which are assumed to be retired at cost for combining purposes).

(3) Pro forma adjustments to common stock, additional paid-in-capital and securities available-for-sale reflect the reissuance of 600,000 shares of Common Stock held in treasury by North Fork, with an average cost basis of $24.45, at $32.42 per share (which represents the estimated net proceeds per share of Common Stock in the offering based on an offering price of $33.88). See "MARKET PRICES AND DIVIDEND INFORMATION." The transaction proceeds are assumed to be reinvested in securities available-for-sale.

(4) The pro forma weighted average shares outstanding for nine months ended September 30, 1996, and for each of the combined three-year periods, reflects the Exchange Ratio of 1.556 shares of Common Stock for each share of North Side Common Stock.

(5) The pro forma condensed combined balance sheet reflects a nonrecurring merger and restructuring charge of approximately $16.7 million, net of taxes, which will be recognized upon consummation of the transaction. Such charge will reduce earnings per share for the period in which such charge is recognized by approximately $.51 per share (based on pro forma weighted average shares outstanding of 32,540,469 on September 30, 1996). A summary of the estimated merger and restructuring charges follows:

                               TYPE OF COST
        -----------------------------------------------------------    EXPECTED RANGE
                                                                          OF COSTS
                                                                     -------------------
                                                                         (DOLLARS IN
                                                                          MILLIONS)
        Merger Expense.............................................  $ 4.0     to  $ 5.0
        Restructuring Charge:
        Severance and Other Employee Expense.......................    6.0     to    8.0
        Facility and System Costs..................................    5.0     to    6.0
        Credit Cost and Other......................................    2.0     to    3.0
                                                                     -------------------
        Total pre-tax Merger and Restructuring Charge..............   17.0     to   22.0
        Less: Tax Effect...........................................    3.9     to    5.3
                                                                     -------------------
        Total after-tax Merger and Restructuring Charge............  $13.1     to  $16.7
                                                                     ===================

    The effect of the proposed charge has been reflected in the pro forma condensed combined balance sheet as of September 30, 1996; however, since this charge is nonrecurring, it has not been reflected in the pro forma combined statements of income. Although no assurance can be given, North Fork expects that cost savings will be achieved at an annual rate of $8.0 to $11.0 million, on a pre-tax basis, by the end of the first quarter of 1997 as a result of steps to be taken to integrate their operations and to achieve efficiencies in certain combined lines of business. These anticipated merger cost savings were determined based upon preliminary estimates provided by the management of both North Fork and North Side. Refinements to the foregoing estimates may occur as the merger and integration task force formed by North Fork and North Side complete their work. The pro forma financial information does not give effect to these expected cost savings, nor does it include any estimates of revenue enhancements that could be realized with the Merger. See "THE
    MERGER -- Operations Following the Merger."

(6) The pro forma condensed combined balance sheet reflects the elimination of the unearned portion of North Side's incentive compensation plan.

(7) In March 1996, North Fork completed its purchases of the domestic commercial banking business of Extebank and the ten Long Island banking branches of First Nationwide Bank. As a result of these acquisitions, North Fork added approximately $200 million in net loans and $920 million in deposit liabilities. The intangibles created in the aforementioned transactions aggregated approximately $60 million. The results of operations from these purchases are included in the historical statements of operations of North Fork for all periods subsequent to the respective acquisition dates. The net income and earnings per share assuming these acquisitions occurred on January 1, 1995 would not be materially different from the amounts reflected herein. Reference is made to North Fork's Current Report on Form 8-K dated March 15, 1996 (as amended by a Form 8-K/A) and Form 10-Q for the Quarter ended September 30, 1996, previously filed with the SEC and incorporated by reference in this Prospectus that contain additional information regarding these transactions.

(8) North Fork's net income and pro forma net income for the nine months ended September 30, 1996, excluding the nonrecurring SAIF recapitalization charge, would have been approximately $49.8 million, or $2.01 per share, and $63.4 million, or $1.95 per share, respectively.

(9) North Fork is currently reviewing the investment securities portfolios of North Side to determine the classification of such securities as either available-for-sale or held-to-maturity in connection with North Fork's existing interest-rate risk position. As a result of this review, certain reclassifications of North Side's investment securities may result. No adjustments have been made to either the available-for-sale or the held-to-maturity portfolios in the accompanying pro forma combined balance sheet to reflect any such reclassification as management has not made a final determination with respect to such matters. Any such reclassification will be accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," which requires that securities transferred from held-to-maturity to available-for-sale be transferred at fair value with any unrealized gain or loss, net of taxes, at the date of transfer recognized as a separate component of stockholders' equity.

                                USE OF PROCEEDS

     North Fork will use the net proceeds from the sale of the Common Stock offered hereby (which is estimated to be approximately $19,452,000, based on an offering price of $33.88 per share) for general corporate purposes, which may include investments in, or extensions of credit to, its subsidiaries. Pending such use, the net proceeds may be temporarily invested in equity securities and short-term income-producing securities. The precise amounts and timing of the application of proceeds will depend upon the funding requirements of North Fork and its subsidiaries and the availability of other funds.

                     MARKET PRICES AND DIVIDEND INFORMATION

     The Common Stock is listed on the NYSE under the symbol "NFB". The following table sets forth, for the calendar periods indicated, the high and low sale prices per share for the Common Stock as reported on the NYSE and the quarterly cash dividends declared by North Fork, for the periods indicated.

                                                               HIGH       LOW       DIVIDENDS
                                                              ------     ------     ---------
    1994
      Quarter ended March 31................................  $15.13     $12.75       $.075
      Quarter ended June 30.................................   15.88      13.25        .075
      Quarter ended September 30............................   16.63      13.50        .100
      Quarter ended December 31.............................   16.00      13.50        .100
    1995
      Quarter ended March 31................................  $16.50     $13.63       $.125
      Quarter ended June 30.................................   18.38      16.00        .125
      Quarter ended September 30............................   20.75      17.75        .150
      Quarter ended December 31.............................   25.25      20.75        .150
    1996
      Quarter ended March 31................................  $25.88     $23.25       $.200
      Quarter ended June 30.................................   26.13      22.88        .200
      Quarter ended September 30............................   32.00      26.13        .200
      Fourth Quarter (through December 17, 1996)............   34.75      30.88          --

     A recently reported sale price of the Common Stock is set forth on the cover page of this Prospectus.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of North Fork at September 30, 1996, and as adjusted to give effect to this offering and the Merger, based on an offering price of $33.88 per share and the other assumptions set forth in the notes to the "PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)." This table is based on, and is qualified in its entirety by, the historical consolidated financial statements of North Fork and North Side, including the related notes thereto, which are included in documents incorporated by reference herein, and should be read in conjunction therewith.

                                                                                  AS ADJUSTED
                                                                 HISTORICAL     FOR THE OFFERING
                                                                 NORTH FORK      AND THE MERGER
                                                                 ----------     ----------------
                                                                     (DOLLARS IN THOUSANDS)
    Senior Note Payable........................................   $ 25,000          $ 25,000
    Long-term Advances.........................................     10,000           170,000
                                                                  --------          --------
              Total Long Term Borrowings.......................     35,000           195,000
                                                                  ========          ========
    Shareholders' equity:
      Preferred stock, $1.00 par value; authorized 10,000,000
         shares, none issued...................................         --                --
      Common stock, $2.50 par value, authorized 50,000,000
         shares; issued 25,048,374 shares (32,225,724 as
         adjusted).............................................     62,621            80,564
    Additional paid in capital.................................    105,198           176,319
    Retained earnings..........................................    175,001           195,177
    Unrealized Losses on Securities
      Available-for-Sale, net of taxes.........................     (5,333)           (9,065)
    Deferred Compensation......................................     (1,702)           (1,702)
    Treasury Stock at cost; 904,622 shares
      (304,622 shares as adjusted).............................    (22,120)           (7,448)
                                                                  --------          --------
              Total Stockholders' Equity.......................   $313,665          $433,845
                                                                  ========          ========

For additional information relating to the pro forma adjustments contained herein. See the notes accompanying the "PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (UNAUDITED)."

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement among North Fork and Keefe, Bruyette & Woods, Inc. (the "Underwriter" or "KBW"), the Underwriter has agreed to purchase from North Fork all of the shares of Common Stock offered hereby.

     Pursuant to the terms of the Underwriting Agreement, the Underwriter will acquire the shares from North Fork at the public offering price set forth on the cover page hereof less the underwriting discounts and commissions set forth on the cover page. The Underwriter has advised the Company that it proposes initially to offer the shares to the public at the initial price set forth on the cover page hereof, and to certain dealers at the public offering price less a dealers' concession not in excess of $.63 per share. The Underwriter may allow, and such dealers may, reallow, a discount not in excess of $.15 per share to other dealers. After the initial public offering, the public offering price and other terms may be varied by the Underwriter.

     The nature of the obligations of the Underwriter is such that if any of the shares offered hereby are purchased, all of such shares must be purchased.

     North Fork has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the Underwriter may be required to make in respect thereof.

     In connection with the Merger, KBW rendered an opinion to the North Fork Board dated October 4, 1996 that, as of the date of such opinion, the consideration to be paid by North Fork to North Side's shareholders pursuant to the Merger Agreement was fair, from a financial point of view, to North Fork's shareholders. Pursuant to the terms of KBW's engagement, North Fork has agreed to pay a financial advisory fee to KBW for its services in connection with the Merger. Specifically, North Fork has agreed to pay KBW (a) an initial fee of $25,000 following execution of the engagement letter, (b) a fee of $100,000 upon the mailing of the Joint Proxy Statement/Prospectus, and (c) a contingent fee of $125,000 upon the closing of the Merger. North Fork has also agreed to reimburse KBW for its reasonable out-of-pocket expenses, including the fees and expenses of legal counsel and any other advisor retained by KBW. North Fork has also agreed to indemnify KBW, its affiliates, and their respective partners, directors, officers, agents, consultants, employees and controlling persons against certain liabilities, including liabilities under the Federal securities laws.

                                 LEGAL MATTERS

     The validity of the shares of North Fork Common Stock being offered hereby, as well as certain other matters, will be passed upon for North Fork by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters will be passed upon for the Underwriter by Brown & Wood LLP.

                                    EXPERTS

     The consolidated financial statements of North Fork Bancorporation, Inc. and subsidiaries as of December 31, 1995 and 1994 and for each of the years in the three year period ended December 31, 1995, included in North Fork's 1995 Form 10-K incorporated by reference into this Prospectus, have been incorporated by reference herein and in the Registration Statement of which this Prospectus is a part in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, included in North Fork's 1995 Form 10-K and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of North Side Savings Bank and subsidiaries as of September 30, 1995 and 1994 and for each of the years in the three-year period ended September 30, 1995, included in North Fork's Current Report on Form 8-K dated September 12, 1996 incorporated by reference into this Prospectus have been incorporated by reference herein and in the Registration Statement of which the Prospectus is a part in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, included in North Fork's Current Report on Form 8-K dated September 12, 1996 and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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  NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY
INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY NORTH FORK OR THE UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE SPECIFICALLY OFFERED HEREBY OR OF ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE AN OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALES MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF NORTH FORK SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    3
North Fork............................    4
Selected Historical Financial
  Information
  (Unaudited).........................    5
The Merger............................    7
Pro Forma Condensed Combined Financial
  Statements (Unaudited)..............    9
Use of Proceeds.......................   16
Market Prices and Dividend
  Information.........................   16
Capitalization........................   17
Underwriting..........................   17
Legal Matters.........................   18
Experts...............................   18

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                               DECEMBER 17, 1996

                                 600,000 SHARES

                                   NORTH FORK
                              BANCORPORATION, INC.
                                  COMMON STOCK
                            ------------------------

                                   PROSPECTUS
                            ------------------------
                         KEEFE, BRUYETTE & WOODS, INC.
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             ------------------------------------------------------